INVESTMENT MANAGERS SERIES TRUST

235 West Galena Street
Milwaukee, Wisconsin 53212

September 23, 2015

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Investment Managers Series Trust – File No. 333-206493

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 of Investment Managers Series Trust (the “Trust”), with respect to the proposed reorganization of Philadelphia International Emerging Markets Fund and Philadelphia International Small Cap Fund, each a series of The Glenmede Fund, Inc., into Segall Bryant & Hamill Emerging Markets Fund and Segall Bryant & Hamill International Small Cap Fund, each a series of the Registrant, respectively, be accelerated to September 25, 2015, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

Investment Managers Series Trust

/s/ Maureen Quill
Name:  Maureen Quill
Title:  President

IMST Distributors, LLC

/s/ Mark Fairbanks
Name:  Mark Fairbanks
Title:  President